UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
—————————
FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
—————————
For the month of March 2006

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

    If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Paris, March 13th, 2006

Results for fiscal year 2005 Significant improvement in results

Consolidated revenue(1): €25.2 billion, up 12.2% at current exchange rates (+11.4% at constant exchange rates)

Recurring operating income (2) : €1,903.6 million, up 17.5% at current exchange rates (+16.0% at constant exchange rates)

Net income: €623.0 million, up 59.1% from €391.5 million in 2004

Recurring net income (3): €627.4 million, up 33.3% from €470.8 million in 2004

Further improvement in the after-tax return on capital employed to 9.1%, up from 8.3% in 2004

Recurring net earnings per share: €1.61, up 35.3% Net dividend per share: €0.85, up 25.0% (4)

Meeting on March 9th, 2006, the Board of Directors examined and approved Veolia Environnement’s financial statements for 2005.

ACCELERATED GROWTH: CONFIRMATION OF STRONG SALES MOMENTUM IN GROWING MARKETS

Consolidated revenue reached €25,245 million, compared to €22,500 million in 2004, a rise of 12.2% at current exchange rates and 11.4% at constant exchange rates.

Veolia Environnement continued its expansion, driven by brisk demand in all its businesses. More specifically, in municipal outsourcing, Veolia took over the contract for the municipality of Braunschweig, won new contracts for water in the Czech Republic and in China, for waste management in the United Kingdom, for energy services in Italy and Poland and for transportation in the United States. In industrial services, the company won several new contracts, in particular a multi-service contract for PSA Peugeot Citroën in Slovakia and an energy services contract for Arjo Wiggins in France.

(1)	Revenue from ordinary activities

(2)	A table reconciling recurring operating income to the company's operating income appears at the end of the press release.

(3)	Recurring net income corresponds to the recurring part of operating income, other financial income and expenses, the equity in net income of affiliates, and minority interests + standard income tax. A table reconciling recurring net income to the company's net income appears at the end of the press release

(4)	Subject to approval by the Annual Shareholders Meeting on May 11, 2006.

FURTHER IMPROVEMENT IN PROFITABILITY: STRONG INCREASE IN OPERATING INCOME, IMPROVEMENT OF OPERATING MARGIN.

Recurring operating income increased by 17.5% at current exchange rates (+16% at constant exchange rates) to €1,903.6 million from €1,619.6 million in 2004. This increase was due to sustained growth of the business, the positive impact of the Veolia 2005 efficiency plan and the greater degree of maturity in the portfolio of contracts built up over the last few years. The operating margin rose to 7.5%, up from 7.2% in 2004. Operating income rose by 27.8%, to reach €1,892.9 million, compared to €1,480.6 million in 2004. Each of the company’s divisions contributed to the improvement in operating income.

  Veolia Water's recurring operating income rose by 15.8% at constant exchange rates to €1,002.1 million. This was due to excellent performances in Europe and Asia as well as the significant increase in results at Veolia Water Solutions and Technologies. Operating income increased by 26.0% at current exchange rates to reach €1,007.3 million,compared to €799.5 million in 2004.
  Veolia Environmental Services' (the waste management division) recurring operating income increased 14.5% at constant exchange rates to €540.5 million. In spite of the substantial rise in fuel costs (a negative impact of €13 million), the operating margin improved further, driven by the combined effect of productivity gains in France, the ramping–up of recently won contracts in the United Kingdom and other European countries as well as the very solid contribution of the waste management business in the United States. Operating income reached €530.5 million (€467.5 million in 2004), an increase of 13.5% at current exchange rates.
  Veolia Energy’s recurring operating income was €332.0 million, up 23.3% at constant exchange rates. This increase was the result of steady growth in the energy services business in France and a much larger contribution from Central and Southern Europe (Italy and the Iberian Peninsula). Operating income reached €326.1 million compared to €250.3 million in 2004.
  Veolia Transport posted recurring operating income of €114.1 million, an increase of11.0% at constant exchange rates, despite the negative impact of the rise in fuel costs(€17 million). Operating income was €114.1 million in 2005 compared with €31.4 million in 2004. The 2004 operating income was affected by an impairment charge on certain Scandinavian operations.

In addition to the growth and increased maturity of contracts, the Veolia 2005 efficiency plan contributed a total of €168 million of net and recurring savings to operating income. Over the past two years therefore, savings from this plan have had a positive impact of €284 million on operating income, as well as contributing recurring savings of €20 million to other items on the income statement. The goal of €300 million in annual savings in 2006 as compared to 2003 has therefore been reached a year in advance. The plan is now expected to make an overall impact of €400 million in annual savings by the end of 2006.

ACTIVE DEBT MANAGEMENT POLICY

The cost of net financial debt decreased slightly from €732.1 million in 2004 to €713.4 million in 2005. This decrease largely reflects the reduction in the level of average net financial debt between 2004 and 2005. The cost of borrowing was 5.12% in 2005 compared with 5.04% in 2004. This slight increase was mainly due to rising exchange rates on a number of foreign currencies, particularly the US dollar, to the policy of extending debt maturities (current average maturity of approximately 7 years) and to an increase in the proportion of debt bearing interest at fixed rates (as opposed to variable).

Other financial income and expenses were €30.5 million in 2005, compared to €46.1 million in 2004, which was higher as a result of certain non-recurring items.

STRONG INCREASE IN NET INCOME

Driven by the combined effect of good operating results and tight control of borrowing costs, consolidated net recurring income rose to €627.4 million in 2005, an increase of 33.3% , over the 2004 amount of €470.8 million. Recurring net earnings per share amounted to €1.61, an increase of 35%.

Net income reached €623.0 million in 2005 compared to €391.5 million in 2004. The 2004 net income included income from discontinued operations (US assets and stake in FCC sold in 2004), resulting in an expense of €105.7 million.

STRONG CASH FLOW GENERATION AND TIGHT MANAGEMENT OF DEBT

Cash flow from operations before tax and interest expense (1) came to €3,687.3 million in 2005 compared with €3,460.6 million in 2004. The 2004 cash flow from operations included €232.8 million in cash flow from discontinued operations sold in 2004. Restated for this element, cash flow from operations increased 14.2% at current exchange rates. The cash flow from operations margin increased to 14.6% from 14.3% in 2004.

As such, Veolia Environnement was able to fund all of its maintenance capital expenditures (€1,437 million), as well as growth and development capital expenditures totaling €726 million and changes in working capital requirements. In addition, the company continued its active asset management policy and disposed of assets amounting to €348.0 million. Free cash flow before new large projects came to €555.0 million. To drive its future growth, the company made targeted investments of €906 million, a significant part of which was spent on taking on the Braunschweig contracts in Germany in the water division, the Lodz energy services contract in Poland and the acquisition of the transportation company ATC in the United States, as well as the acquisition of the hazardous waste operations of Shanks in the United Kingdom in Environmental Services.

After these investments and the dividend payment, net financial debt (2) at year-end was €13.9 billion compared to €13.1 billion at the end of 2004. Economic net debt (3) was €11.1 billion compared to €10.3 billion at the end of 2004.

The ratio of economic net debt to cash flow from operations had improved by year-end to 3.0 compared to 3.2 at the end of 2004.

FURTHER IMPROVEMENT IN THE AFTER-TAX RETURN ON CAPITAL EMPLOYED (ROCE)

In line with the objectives set by the company, the after-tax ROCE increased from 8.3% to 9.1% as a result of the increased maturity of contracts, savings from the efficiency plan, and control of capital employed.

(1)	Cash flow from operations before tax and interest expense, as defined by the Conseil National de la Comptabilité’s (CNC) recommendation of October 27 th , 2004.

(2)	Net financial debt = H+I+J-B-G (see balance sheet tables).

(3)	Economic net debt = (H+I+J-B-G) – (A+C+D+E+F) (see balance sheet tables).

Following the Board of Directors meeting, Veolia Environnement Chairman and Chief Executive Officer Henri Proglio stated,

“These strong results highlight the value of our business model, the effects of the investments we have made and the mobilization of all our employees to control costs and improve efficiency. Our performance has been achieved through strong growth in each of our operations and within the regions we have defined as the priority markets for our business: Europe, North America and select countries within the Asia-Pacific region.

This dynamic confirms the complementary nature of the company’s businesses, which was recently reinforced by the creation of the single Veolia brand.”

DIVIDEND

Taking into account the results, the Board of Directors has decided to propose a net dividend per share of €0.85, representing an increase of 25% over 2004, to the Annual Shareholders Meeting to be held on May 11, 2006.

OUTLOOK

For 2006, Veolia Environnement has a revenue growth objective of between 6% and 8%. In addition, the company seeks to achieve operating income growth that outpaces that of revenue, and to generate positive free cash flow before new large projects.

For the fiscal year 2006 results, Veolia Environnement has an objective of increasing its dividend by at least 15%.

In the medium-term, Veolia Environnement will seek to achieve growth in the range of 6% to 8% per year and further strengthen its leadership position in the environmental services markets in which it operates. Due to the continued maturity of its contracts and the further implementation of its efficiency plan, Veolia Environnement continues to have an objective of an after-tax return on capital employed of at least 10% in 2007.

Important Disclaimer.

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investor contact: Brian Sullivan +(1) 630 371 27 49

Press release also available on our web site: http//veolia-finance.com

CONSOLIDATED BALANCE SHEET

CONSOLIDATED BALANCE SHEET: ASSETS (€ m)	At 31/12/2005	At 31/12/2004

Goodwill	4,863.1	4,383.6
Other intangible assets	1,171.5	1,059.0
Tangible assets	6,722.0	6,137.3
Assets linked to concessions	5,629.5	4,820.8
Investments accounted for using the equity method	201.5	219.2
Investments accounted for using the cost method	209.5	181.1
A Long-term IFRIC 4 financial receivables	1,901.9	1,693.5
Derivative instruments - Asset	249.0	424.8
B Of which revaluation of hedging instruments at fair	161.1	284.0
value
Other long-term financial assets	692.5	614.7
C of which other long-term financial receivables	427.7	414.6
Deferred tax - Asset	1,127.3	1,122.6

Non-current assets	22,767.8	20,656.6

Inventories and work-in-progress	646.2	562.0
Accounts receivable	10,112.3	9,261.4
D IFRIC 4 short-term financial receivables	163.5	133.0
E Other short-term financial receivables	221.2	333.0
F Marketable securities	60.7	189.3
G Cash and cash equivalents	2,336.1	4,660.3

Total current assets	13,540.0	15,139.0

Assets from discontinued operations	1.6	30.3

Total assets	36,309.4	35,825.9

CONSOLIDATED BALANCE SHEET: LIABILITIES (€ m)	At 31/12/2005	At 31/12/2004

Share capital	2,039.4	2,032.1
Additional paid-in capital	6,499.1	6,467.6
Retained earnings and net income	-4,735.9	-5,276.9
Minority interests	1,890.9	1,725.5

Shareholders' equity	5,693.5	4,948.3

Non-current provisions	1,613.6	1,283.5
H Long-term financial debt	13,722.8	12,157.0
Derivative instruments – Liability	154.5	189.8
Other long-term debt	207.8	163.8
Deferred tax - Liability	1,124.1	933.8

Non-current liabilities	16,822.8	14,727.9

Accounts payable	10,374.3	9,576.0
Current provisions	773.8	723.0
I Short-term financial debt	2,138.2	5,426.1
J Bank overdrafts	506.8	420.1

Total current liabilities	13,793.1	16,145.2

Liabilities from discontinued operations	-	4.5

Total liabilities	36,309.4	35,825.9

Net financial debt = H+I+J-B-G
Economic net debt = (H+I+J-B-G)-(A+C+D+E+F)

CONSOLIDATED INCOME STATEMENT

(€ m)	At 31/12/2005	At 31/12/2004

Revenue from ordinary activities	25,244.9	22,500.3
(including revenue from ordinary activities linked
to financing for third parties)	125.8	96.7
Costs of sales	-20,561.0	-18,346.3
Selling costs	-478.5	-439.7
General and administrative costs	-2,403.0	-2,236.4
Other costs	90.5	2.7

Operating income	1,892.9	1,480.6

Cost of net financial debt	-713.4	-732.1
Other financial income and expenses	30.5	46.1
Income tax	-422.9	-184.1
Equity in net income of affiliates	14.9	24.2

Income before earnings from discontinued	802.0	634.7
operations and minority interests

Net income from discontinued operations	-	-105.7

Net income before minority interests	802.0	529.0

Minority interests	179.0	137.5

Net income	623.0	391.5

Net earnings per share (€)
Diluted	1.59	0.99
Non-diluted	1.60	0.99
Net earnings per share before discontinued
operations and minority interests (€)
Diluted	2.04	1.60
Non-diluted	2.05	1.60

CONSOLIDATED CASH FLOW STATEMENT (€ m)	At 31/12/2005	At 31/12/2004

Net income	623.0	391.5
Share of minority interests	179.0	216.4
Net amortization, depreciation and provisions	1,829.3	2,041.5
Net financial provisions	-21.0	-38.2
Capital gains/losses on disposals and dilution	-70.0	-161.3
Earnings of affiliates	-14.9	-24.2
Dividends received	-6.5	-6.0
Cost of net financial debt	713.4	732.1
Taxes	422.9	309.5
Other items	32.1	-0.7

Cash flow from operations	3,687.3	3,460.6

Change in working capital requirements	-52.2	294.4
Tax paid	-338.8	-238.0

Cash flow provided by operating activities	3,296.3	3,517.0

Capital expenditures	-2,081.9	-1,964.0
Proceeds from disposals of industrial assets	173.5	316.2
Financial investments	-944.1	-334.0
Proceeds from sale of financial assets	154.0	2,184.2
Investment contracts as defined under IFRIC 4:
New receivables under IFRIC4	-269.3	-177.0
Repayment of receivables under IFRIC4	184.0	130.0
Dividends received	16.9	23.5
Disbursements on long-term interest-bearing notes	-62.1	-132.5
receivables
Payments on long-term interest-bearing notes receivables	55.7	129.4
Change in short-term financial receivables	115.0	41.1
Purchases / sales of marketable securities	118.2	-42.3

Cash flow provided by investing activities	-2,540.1	174.6

Change in short-term financial debt	-2,936.2	1,789.2
New loans and other long-term debt	3,134.1	930.5
Repayment of loans and other long-term debt	-2,318.1	-3,468.7
Increase in capital	81.0	167.2
Purchase of treasury shares	-	-183.2
Dividends paid	-373.7	-389.6
Interest paid	-738.8	-640.9

Cash flow provided by financing activities	-3,151.7	-1,795.5

Opening cash and cash equivalents position	4,240.2	2,320.6
Currency effects and miscellaneous	-15.4	23.5

Closing cash and cash equivalents position	1,829.3	4,240.2

Cash and cash equivalents	2,336.1	4,660.3
- Cash liabilities	506.8	420.1

Closing cash and cash equivalents position	1,829.3	4,240.2

FROM RECURRING OPERATING INCOME TO OPERATING INCOME

(€ m)	At 31/12/2005	At 31/12/2004

Recurring operating income	1,904	1,620
Provisions for Berlikomm	-	-55
Revaluing the Transport business to market value	-	-70
Other	-11	-14

Operating income	1,893	1,481

FROM RECURRING NET INCOME TO NET INCOME

(€ m)	At 31/12/2005	At 31/12/2004

Recurring net income	627	471
Capital loss on Berlikomm	-	-28
Resolution of litigation	-	-9
Income from discontinued operations	-	-106
Other	-4	+64

Net income	623	392

Change in net financial debt (€ m)	Fiscal year 2005

Net financial debt at opening	-13,059

Cash flow from operations	3,687
Tax paid	-339
Interest paid	-739
Capital expenditure and investment	-2,290
Change in I4 receivables	-85
Change in WCR	-52
Disposals of industrial assets and miscellaneous	348
Others	25

Free cash flow before new large projects	555

Disposals of strategic assets	-
New large projects and acquisitions	-906
Increase in capital	73
Dividends paid	-374
Change in other financial receivables	238
Other changes (including currency)	-398

Net financial debt at closing	-13,871

Financial receivables and marketable securities	2,775

Economic net debt	-11,096

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 14, 2006
VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Counsel